UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2023

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

1 Hayarden Street • Airport City, Lod 7019900 • ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 11, 2023, AudioCodes Ltd. (the “Registrant”) adopted and authorized a Rule 10b5-1/Rule 10b-18 Repurchase Plan pursuant to which the Registrant may purchase, from time to time, the Registrant’s ordinary shares, nominal value NIS 0.01 per share (the “Shares”). The timing and actual number of Shares that will ultimately be purchased will depend on a variety of factors, including price, available liquidity, corporate and regulatory requirements, market conditions and alternative investment opportunities. Purchases of the Shares can be made from time to time in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-18 under the Exchange Act. This announcement does not obligate the Registrant or any of its affiliates to acquire any specific dollar amount or number of securities of the Registrant, and to the extent the Registrant commences any purchases, such purchases may be suspended or discontinued at any time at the Company’s discretion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ NIRAN BARUCH
Niran Baruch
Vice President Finance and
Chief Financial Officer

Dated: May 12, 2023